UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Response Biomedical Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

76123L303
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Advisors Limited
OrbiMed Asia GP, L.P.
OrbiMed Capital GP III LLC
Samuel D. Isaly
601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400
Attn: Alexander M. Cooper

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  76123L303

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐ See Item 5
13		Percent of Class Represented by Amount in Row (11) 0.00% (See Item 5)
14		Type of Reporting Person (See Instructions) IA

CUSIP No.  76123L303

1		Names of Reporting Persons. OrbiMed Advisors Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐ See Item 5
13		Percent of Class Represented by Amount in Row (11) 0.00% (See Item 5)
14		Type of Reporting Person (See Instructions) OO

CUSIP No.  76123L303

1		Names of Reporting Persons. OrbiMed Asia GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐ See Item 5
13		Percent of Class Represented by Amount in Row (11) 0.00% (See Item 5)
14		Type of Reporting Person (See Instructions) OO

CUSIP No.  76123L303

1		Names of Reporting Persons. OrbiMed Capital GP III LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐ See Item 5
13		Percent of Class Represented by Amount in Row (11) 0.00% (See Item 5)
14		Type of Reporting Person (See Instructions) OO

CUSIP No.  76123L303

1		Names of Reporting Persons. Samuel D. Isaly
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐ See Item 5
13		Percent of Class Represented by Amount in Row (11) 0.00% (See Item 5)
14		Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 9 (“Amendment No. 8”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed on August 9, 2010, as amended by Amendment No. 1 to Schedule 13D filed on October 4, 2010, Amendment No. 2 to Schedule 13D filed on October 22, 2010, Amendment No. 3 to Schedule 13D filed on January 11, 2011, Amendment No. 4 to Schedule 13D filed on November 23, 2011, Amendment No. 5 to Schedule 13D filed on January 9, 2012, Amendment No. 6 to Schedule 13D filed on November 12, 2013, Amendment No. 7 to Schedule 13D filed on January 23, 2015, and Amendment No. 8 to Schedule 13D filed on June 20, 2016 (as amended, the “Schedule 13D”), and relating to the common shares, without par value (the “Shares”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer” or the “Company”), having its principal executive offices located at 1781 — 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Limited (“OrbiMed Limited”), OrbiMed Asia GP, LP (“OrbiMed Asia”), OrbiMed Capital GP III LLC (“OrbiMed Capital”) and Samuel D. Isaly (“Isaly”) (collectively, the “Reporting Persons”).

(b) — (c) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Limited has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Asia, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Asia has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors.  Isaly has his principal business 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Asia and OrbiMed Capital are set forth on Schedules I, II, III and IV, respectively, attached hereto.  Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)            name;

(ii)           business address;

(iii)          present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)          citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as set forth below:

Arrangement Agreement

On June 16, 2016 the Issuer entered into a plan of arrangement (the “Arrangement Agreement”) with 1077801 B.C. Ltd. (“Acquireco”), a company owned by certain OrbiMed funds and Shanghai Runda Medical Technology Co., Ltd. (“Runda”), pursuant to which Acquireco would acquire all of the outstanding Shares (except for Shares held by certain rollover shareholders who will instead receive shares of the Acquireco on a 1:1 ratio) at a price of CDN $1.12 per Share in cash (“Arrangement Consideration”). The consummation of the transactions contemplated by the Arrangement Agreement was subject to certain closing conditions including the adoption of the Arrangement Agreement by at least two-thirds of the votes at the Special Meeting and certain regulatory, court and stock exchange consents. Upon the consummation of the Arrangement Agreement, the Issuer would become a wholly-owned subsidiary of Acquireco.

On September 16, 2016, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to approve the Arrangement Agreement and the consummation of the statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Acquireco would acquire all of the issued and outstanding common stock of the Company (the “Arrangement”).

On September 19, 2016, the Supreme Court of British Columbia approved the Arrangement.

On November 29, 2016, the Company consummated the Arrangement pursuant to the terms of the Arrangement Agreement and the Company became a wholly-owned subsidiary of Acquireco. At the effective time of the Arrangement (the “Effective Time”), each share of the Company’s common stock, without par value per share, issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, was converted into the right to receive CDN $1.12 in cash, without interest and less any applicable withholding taxes.

As a result of the Arrangement, the Company’s common stock has ceased to trade on the Toronto Stock Exchange and from quotation on the OTC market.  The Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as promptly as practicable.

Rollover Agreements

Concurrently with the execution of the Arrangement Agreement, the Acquireco entered into rollover agreements (the “Rollover Agreements”) with OrbiMed Associates, OPI III and OAP (collectively, the “Rollovers”). Pursuant to the Rollover Agreements, the Rollovers agreed, among other things, to contribute all of their Shares in exchange for shares of Acquireco.

The descriptions of the Arrangement Agreement and the Rollover Agreements set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Arrangement Agreement and the Rollover Agreements, which have been filed as Exhibits T, U and V, and are incorporated herein by this reference.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) See Item 4 above.

As a result of the Arrangement Agreement and the Rollover Agreements (as defined and described in Item 4 of this Schedule 13D), the Reporting Persons no longer beneficially own any Shares.

(c) Except as disclosed in Item 4, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Item 5 above, OrbiMed Capital is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Pursuant to this agreement and relationship, OrbiMed Capital has discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power to vote and otherwise dispose of securities held by OPI III.

     OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital.  Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed Capital have discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPI III.   OrbiMed Advisors is also the general partner of OrbiMed Associates, pursuant to the terms of the limited partnership agreement of OrbiMed Associates.  Pursuant to this agreement and relationship, OrbiMed Advisors has discretionary investment management authority with respect to the assets of OrbiMed Associates.  Such authority includes the power to vote and otherwise dispose of securities held by OrbiMed Associates.

     OrbiMed Asia is the sole general partner of OAP pursuant to the terms of the limited partnership agreement of OAP.  OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia.  OrbiMed Limited established the Committee by written resolutions adopted on July 28, 2010.  Pursuant to these agreements, resolutions and relationships, OrbiMed Asia has discretionary investment management authority with respect to the assets of OAP and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities held by OAP.

Following consummation of the Arrangement (as defined and described in Item 4), none of the Reporting Persons holds any Shares.

Xiaoying (Ken) Xu and Jonathan J. Wang, employees of OrbiMed Advisors, are members of the Issuer’s Board and, accordingly, the Reporting Persons may have the ability to effect and influence control of the Issuer.

     Other than the agreements and the relationships mentioned directly above and in Items 4 and 5 hereof, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Title
N	Joint Filing Agreement, dated as of December 1, 2016, by and among OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly.
O
Arrangement Agreement, dated as of June 16 2016, by and among Response Biomedical Corporation and 1077801 B.C. Ltd., a company owned by OrbiMed Asia Partners, L.P., OrbiMed Private Investments III, LP and OrbiMed Associates III, LP and Shanghai Runda Medical Technology Co., Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Response Biomedical Corporation on June 20, 2016).

T
Rollover Agreement, dated as of June 16, 2016, by and among OrbiMed Private Investments III, L.P. and 1077801 B.C. Ltd. ( incorporated by reference to Exhibit T to Amendment No. 8 to Schedule 13D filed by the Reporting Persons on June 20, 2016)

U
Rollover Agreement, dated as of June 16, 2016, by and among OrbiMed Asia Partners, L.P. and 1077801 B.C. Ltd. (incorporated by reference to Exhibit U to Amendment No. 8 to Schedule 13D filed by the Reporting Persons on June 20, 2016).

V
Rollover Agreement, dated as of June 16, 2016, by and among OrbiMed Associates III, L.P. and 1077801 B.C. Ltd. (incorporated by reference to Exhibit V to Amendment No. 8 to Schedule 13D filed by the Reporting Persons on June 20, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2016	ORBIMED ADVISORS LLC

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED ADVISORS LIMITED

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED ASIA GP, L.P.

	By:	ORBIMED ADVISORS LIMITED, its general partner

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED CAPITAL GP III LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

SAMUEL D. ISALY

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC

Carl L. Gordon	Member	Member OrbiMed Advisor, LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Director	Director OrbiMed Advisors Limited

Carl L. Gordon	Director	Director OrbiMed Advisors Limited

Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors Limited

Jonathan T. Silverstein	Director	Director OrbiMed Advisors Limited

W. Carter Neild	Director	Director OrbiMed Advisors Limited

Geoffrey C. Hsu	Director	Director OrbiMed Advisors Limited

Jonathan J. Wang	Director	Director OrbiMed Advisors Limited

Sunny Sharma	Director	Director OrbiMed Advisors Limited

David G. Wang	Director	Director OrbiMed Advisors Limited

Alexander M. Cooper	Director	Director OrbiMed Advisors Limited

SCHEDULE III

The business and operations of OrbiMed Asia GP, L.P. are managed by the executive officers and directors of its sole general partner, OrbiMed Advisors Limited, set forth on Schedule II attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.